UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2017 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein. The GAAP financial statements contained in Exhibit 1 and the first three paragraphs of Exhibit 2, are incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Exhibit 1:	Press Release: Perion reports first quarter 2017 results; new management team will leverage extensive experience in leading strategic effort for driving long-term growth, dated May 4, 2017.

Exhibit 2:	Press Release: Yacov Kaufman steps down as CFO of Perion; seasoned financial executive Ophir Yakovian to join Perion as its CFO, dated May 4, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel

Date: May 4, 2017

Exhibit Index

Exhibit 1:	Press Release: Perion reports first quarter 2017 results; new management team will leverage extensive experience in leading strategic effort for driving long-term growth, dated May 4, 2017.

Exhibit 2:	Press Release: Yacov Kaufman steps down as CFO of Perion; seasoned financial executive Ophir Yakovian to join Perion as its CFO, dated May 4, 2017.